Files by Fidelity National Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed files pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject company: InterCept, Inc.
Commission File No. 01-14213

FNF Announces Acquisition of InterCept, Inc. and Postponement of FIS IPO;
Quarterly Dividend Increased 39 Percent to $0.25

     Jacksonville, Fla. — (September 9, 2004) — Fidelity National Financial, Inc. (NYSE:FNF), a Fortune 500 provider of products and outsourced services and solutions to financial institutions and the real estate industry, today announced the signing of a definitive agreement to acquire InterCept, Inc. (“InterCept” — NASDAQ:ICPT), a provider of technology solutions to the community bank market, for $18.90 per share of InterCept common stock.

     Under the terms of the definitive agreement, FNF has the option to pay the $18.90 consideration in all cash or in a combination of cash and FNF stock. If FNF elects the stock and cash consideration option, InterCept shareholders will have the option to elect any combination of cash and stock, subject to proration such that the overall limitation for the consideration in the transaction will be seventy five percent cash compensation and twenty-five percent compensation in the form of FNF stock. The composition of the $18.90 per share offer will be finalized in the Proxy Statement that will be distributed prior to the InterCept shareholder vote to approve the transaction. If necessary, the FNF stock consideration will be calculated using a trailing ten-day average calculated one day prior to the closing of the transaction. Including the conversion of preferred stock, InterCept has approximately 21.6 million shares of common stock outstanding. FNF has entered into voting agreements to support the transaction with InterCept shareholders holding in excess of 20 percent of the common vote. The transaction is subject to customary closing conditions, including InterCept shareholder approval and Hart-Scott-Rodino approval, and is expected to close in the fourth quarter of 2004.

     Founded in 1986, InterCept generated $110 million in revenue for the six months ended June 30, 2004. It provides both outsourced and in-house, fully integrated core banking solutions for approximately 425 community banks, including loan and deposit processing and general ledger and financial accounting operations. InterCept also operates significant item processing and check imaging operations, providing imaging for customer statements, clearing and settlement, reconciliation and automated exception processing in both outsourced and in-house relationships for approximately 720 customers. Its electronic funds transfer business provides network connections to most regional and national ATM/Debit card networks and a secure debit program that provides fraud protection for lost, stolen or counterfeit debit cards. InterCept’s other operations include an on-line teller platform, regulatory reporting software, portfolio management software and advanced report storage and retrieval.

     “The acquisition of InterCept continues our strategy of building more significant critical mass in our technology solutions for the domestic banking and credit union marketplace and provides FNF with an incremental 425 core processing customers and more than 700 additional item processing customers,” said FNF Chairman and Chief Executive Officer William P. Foley, II. “These relationships provide not only a valuable stream of recurring revenue and earnings, but also significant revenue opportunities including offering InterCept’s ATM/EFT, item processing and output solutions to FNF’s existing client base, as well as providing FNF mortgage, banking and data and information products and services to InterCept’s customers. We are also committed to realizing at least $25 million in cost synergies through our integration efforts of InterCept into FNF. With this latest in a series of financial institution technology acquisitions in both the United States and internationally over the last eighteen months, we are confident that we now possess the most comprehensive array of processing solutions that any single company offers the global financial institution market, from the largest U.S. money center banks and credit unions to de novo financial institutions to overseas financial institutions of all sizes.”

     As a result of the acquisition of InterCept, and the relatively weak and unpredictable current equity market conditions, FNF has decided to postpone the anticipated initial public offering (“IPO”) of Fidelity National Information Services, Inc. (“FIS”) until at least the first quarter of 2005. FNF can provide no assurance that it will ultimately consummate the IPO.

     “InterCept marks our eighth acquisition in the financial institution technology space in the last eighteen months,” said FNF Chairman and Chief Executive Officer William P. Foley, II. “We believe this acquisition is significant enough to warrant postponing our planned initial public offering of FIS to ensure that we are focused on the task of successfully integrating InterCept into FNF. We have been very successful in integrating the recent Aurum acquisition into our Integrated Financial Solutions division and splitting the Sanchez operations between our Enterprise Banking Solutions and International divisions and we expect to make the same commitment and demands on our organization to seamlessly integrate InterCept into our Integrated Financial Solutions division. Additionally, the current equity market environment, the demand for initial public offerings and the valuation that our underwriters would expect the FIS IPO to generate in the current market environment do not combine for a scenario where an IPO of FIS is in the best interest of FNF shareholders at this time. Once we are confident that we have successfully integrated InterCept into FNF and market conditions for an IPO are more favorable than today, we will reconsider the idea of an IPO of FIS. We do not anticipate this occurring until at least the first quarter of 2005.”

     Also, FNF previously announced on September 7, 2004 that its Board of Directors has declared an increase in the quarterly cash dividend to $0.25 per share. The dividend will be payable on December 1, 2004 to stockholders of record as of November 17, 2004. The $0.25 dividend represents a 39 percent increase over the most recent quarterly cash dividend of $0.18. “We are very confident in the future prospects of FNF and we hope that this significant increase in the dividend conveys that confidence to our shareholders,” said FNF Chairman William P. Foley, II. “While the InterCept acquisition and several market factors led us to the conclusion that now is not the optimal time for an IPO of FIS, we remain committed to maximizing the value of our shareholders’ investment in FNF in the most efficient manner possible. This dividend increase will currently provide FNF shareholders with an annualized dividend yield of more than 2.5 percent.”

     Fidelity National Financial, Inc., number 262 on the Fortune 500, is a provider of products and outsourced services and solutions to financial institutions and the real estate industry. The Company had total revenue of more than $7.7 billion and earned more than $860 million in 2003, with cash flow from operations of nearly $1.3 billion for that same period. FNF is a leading provider of information-based technology solutions and processing services to financial institutions and the mortgage and financial services industries through its subsidiary Fidelity Information Services, Inc. Fidelity Information Services’ software processes nearly 50 percent of all U. S. residential mortgages, it has processing and technology relationships with 45 of the top 50 U. S. banks, as well as more than 1,500 community-based financial institutions and has clients in more than 50 countries who rely on its processing and outsourcing products and services. Additionally, Fidelity Information Services is among the nation’s leading providers of image-based check processing solutions. FNF is the nation’s largest title insurance company and also provides other real estate-related services such as escrow, flood and tax certifications with life of loan monitoring, merged credit reporting, property valuations and appraisals, default management, relocation services, flood, homeowners and home warranty insurance, exchange intermediary services, mortgage loan aggregation and fulfillment, multiple listing services software, mortgage loan origination software, collateral scoring analytics and real property data. More information about the FNF family of companies can be found at www.fnf.com and www.fidelityinfoservices.com.

     This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition, equity market conditions for initial public offerings, success in integrating the InterCept acquisition, the effects of any other transaction in which the Company may engage and other risks detailed from time to time in the “Management’s Discussion and Analysis” section of the Company’s Form 10-K and other reports and filings with the Securities and Exchange Commission.

     This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, FNF and Intercept will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from InterCept by directing a request to InterCept, Inc., 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071, Attention: Carole Collins, Director of Investor Relations, or from FNF by directing a request to Fidelity National Financial, Inc., 601 Riverside Drive, Jacksonville, FL 32204, Attention: Corporate Secretary.

     SOURCES: Fidelity National Financial, Inc. and InterCept, Inc.

     CONTACTS: For FNF: Daniel Kennedy Murphy, Senior Vice President, Finance and Investor Relations, 904-854-8120, dkmurphy@fnf.com; For InterCept: Carole Collins, Director of Investor Relations, 770-582-2281, carole.collins@InterCept.net